FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

pE 7/17/02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

STOCK EXCHANGE ANNOUNCEMENT

Tranz Rail announced today that it will be making a presentation to the market at 4pm on 23rd July 2002.

The presentation will cover the appointment of new directors, further detail on the accounting changes and adjustments, and an outline of the company's strategic plan and detailed financial budget for the year ended 30 June 2003 together with a forecast for the years 2004 and 2005.

At the same time that this presentation is being made to institutional fund managers, market analysts and the press the content of the presentation will be released to the stock exchange and made available on Tranz Rail's web site.

Further information contact:
Wayne Collins
Chief Financial Officer
Tranz Rail Limited
Ph: ++64 9 270 5046
Fax: ++64 270 5039

Tranz Rail Holdings Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
Auckland
New Zealand

MARKET RELEASE

Last Friday Tranz Rail made an announcement to the market that the Company's fourth quarter result is expected to be significantly below market expectations. Those expectations were an operating profit before reorganisation costs of $36 million compared to an actual result in the order of $24 - $26 million. To put that announcement in perspective we have consistently indicated that the 2002 financial year will be most affected by the change program with the first signs of benefits coming in the 2003 financial year. Unfortunately it appears that the market did not appreciate the full impacts and timing of the change program on the 2002 year operating result. It is important to note that we have not made a similar announcement on market expectations for the 2003 year. We expect to release information on our 2003 plans later this month.

Unfortunately, the company's announcement last Friday has resulted in some speculation reported in the financial press that is both erroneous and ill informed. In an article in the business section of today's Herald written by Fran O'Sullivan, claims were reported that the company had "capitalised routine maintenance expenditure and used this to inflate the book value of its track network by more than $300 million since 1993, enabling it to report higher profits....".

Those claims are entirely incorrect. Since 1993 the company has invested a total of $169 million on track renewals and a further $17 million on track destressing. Over the same period a depreciation charge of $45 million on track has been applied to Tranz Rail's accounts. This treatment is entirely consistent with NZ and US accounting standards and is consistent with the treatment applied by comparable international railroad companies. None of the asset write-downs currently being considered by the company relate to its track infrastructure.

It should be noted that whilst the company's 2002 financial year result is below market expectations, we will achieve an operating profit before reorganisation costs of $24 - $26 million and improve our cash position by around $85 million, as a consequence of which we have significantly reduced the company's debt.

Wayne Collins
Chief Financial Officer
10 July 2002

Tranz Rail Limited
Smales Farm
Cnr Taharoto & Northcote Road
Takapuna
Private Bag 92 138
Auckland Mail Centre
New Zealand

DDI: (09) 270 5090
Fax: (09) 270 5384
Email: meech@tranzrail.co.nz

5 July 2002

Mr Philippe Leloir
Secretary, Market Surveillance Panel
New Zealand Stock Exchange
WELLINGTON

By Fax: (04) 473 1470

Dear Mr Leloir

Share Price Enquiry

I refer to your fax of 4 July 2002 (received on 5 July 2002). Our answers to the questions you have raised follow.

1. Is your company in possession of information which, if generally available to the public might reasonably be regarded as an explanation of the price variation?

   As signalled to the market with the third quarter release, following the completion of outsourcing and other restructuring initiatives, the Company intends to make the necessary accounting adjustments to reflect the changes to its operations. In addition, the Company is evaluating other accounting policies as signalled with the release of the third quarter results. Accordingly, the Company expects to make substantial asset write downs in the 2001/02 year. The scope of the write downs has not yet been finalised and we are therefore not in a position to release any further information at this time.

   The Company believes that market expectations for the current fourth quarter results are largely based on the prior quarter last year. There are a number of variances between those quarters that make comparison difficult:

   - Reduced revenue in the order of $4 million mainly from reduced forestry revenue and non-recurring loss on sale of assets.

   - Fourth quarter 2002 revenue also needs to be adjusted for the effects of Tranz Scenic revenue included in fourth quarter 2001.

   - Increased costs of $6 million of which $4 million is attributable to a credit cost reclassification associated with The Interisland Line fleet reconfiguration in the fourth quarter 2001.

   - Adjustment for Tranz Scenic costs not included in the fourth quarter 2002.

Accordingly, the Company's fourth quarter results for the period ended 30 June are expected to be significantly below that of market expectations. We have not yet finalised the year end results and are not in a position to provide the market more detailed information. As soon as this information is available it will be released to the market.

The Company does not believe these factors have led to the recent decline in its share price. Substantial demand for the Company's stock has been satisfied this year due to the sell downs by the Company's former substantial shareholders.

2. Does your company have any reason to believe or suspect that any person has bought or sold on the basis of such information?

   No.

3. Are there any matters of importance, concerning the company that the company is about to announce to the Exchange, and can any such announcement be made immediately?

   Yes. The Company intends to make an announcement regarding its expectations for the 2002/03 year within the next month. The Company also intends to announce its fourth quarter and year end results shortly. These announcements cannot be made at the current time as the fourth quarter and year end results are not yet finalised.

4. Has any officer or other representative of the company made any statement which has become public or generally known which may account for the price fluctuation?

   No.

Please do not hesitate to contact me if you have any further queries.

Yours sincerely

Gabrielle Meech

Gabrielle Meech
General Counsel

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ______________________
WAYNE COLLINS
Chief Financial Officer

Date: 16 July 2002